July 22, 2016

VIA EDGAR AND FEDERAL EXPRESS

Mr. Tom Kluck

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Cousins Properties Incorporated Registration Statement on Form S-4 Filed on June 6, 2016 File No. 333-211849

Dear Mr. Kluck:

On behalf of Cousins Properties Incorporated (“Cousins”), a Georgia corporation, set forth below are responses to certain oral comments of the staff of the Division of Corporation Finance (the “Staff”), that were conveyed telephonically on July 21, 2016 with respect to Amendment No. 1 to Cousins’ registration statement on Form S-4 (File No. 333-211849) (the “Registration Statement”). Also included in this letter are responses to certain of the comments of the Staff, that appeared in your letter dated July 15, 2016, with respect to the registration statement on Form 10-12B of Parkway, Inc. (File No. 001-37819) (the “Form 10”), which we believe are applicable to the Registration Statement. This letter also includes, where applicable, responses communicated to us by counsel to, and/or representatives of, Parkway Properties, Inc. (“Parkway”).

This letter and Amendment No. 2 (“Amendment No. 2”) to the Registration Statement are being submitted electronically today via the EDGAR system. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with five copies of Amendment No. 2 marked to indicate changes from the version filed on July 20, 2016.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the response. Capitalized terms not otherwise defined in this letter shall have the meaning set forth in Amendment No. 2. All references to page numbers in these responses are to the pages in the marked version of Amendment No. 2.

Oral Comments of the Staff:

General

1.	Please revise the Registration Statement to be in compliance with Note A to Schedule 14A.

Response: In response to the Staff’s comment, the disclosure on pages 237-285, and F-1 to F-56 of Amendment No. 2 has been revised.

Mr. Tom Kluck

Division of Corporation Finance

July 22, 2016

Structure and Formation of New Parkway Prior to New Parkway’s Distribution

2.	Please provide us supplementally with your analysis of the impact of the $5 million contribution by Cousins to Parkway, Inc. in exchange for shares of New Parkway non-voting preferred stock on the first condition of question four of Staff Legal Bulletin No. 4.

Response: In the first condition of question 4 of Staff Legal Bulletin No. 4 (“SLB 4”), the Staff stated that “the subsidiary does not have to register a spin-off under the Securities Act [of 1933, as amended] when:…the parent shareholders do not provide consideration for the spun-off shares.” We respectfully advise the Staff that we do not believe that the contribution of $5 million by a subsidiary of Cousins to New Parkway in exchange for non-voting preferred stock of New Parkway impacts or implicates this condition.

As part of the Separation and UPREIT Reorganization, Cousins LP will contribute $5 million in cash to New Parkway in exchange for shares of non-voting preferred stock of New Parkway, with a $5 million liquidation value and a market-rate dividend. Cousins LP will continue to hold this preferred stock following closing of the Merger, and will not distribute the non-voting preferred stock to the Cousins stockholders as part of the Spin-Off. The shares distributed in the Spin-Off will only consist of shares of common stock of New Parkway, which will be distributed ratably to all holders of Cousins stock as of a record date immediately following the effective time of the Merger. The contribution of cash by Cousins LP for non-voting preferred stock of New Parkway is only one element of the transactions necessary to separate the assets and liabilities of the combined company in a tax efficient manner. The contribution, in substance, provides a portion of the initial working capital of New Parkway, while other contributions in the Separation and UPREIT Reorganization provide properties and other assets.

As such, the contribution of cash for shares of non-voting preferred stock that are retained by Cousins LP after the Spin-Off does not impact or implicate the first condition of SLB 4. This contribution of cash for shares of the non-voting preferred stock is not a contribution of “value” by any Cousins stockholders (including both the legacy Parkway stockholders and the continuing Cousins stockholders) in exchange for the shares of New Parkway to be distributed in the Spin-Off. No Cousins stockholder, including legacy Parkway stockholders, is surrendering any “value” in exchange for New Parkway shares. After the Spin-Off, each Cousins stockholder will continue to hold, in the aggregate, the same proportionate interest in the overall assets of Cousins and New Parkway as such stockholder held immediately before the Spin-Off. This includes a proportionate interest in the cash contributed to New Parkway, and the shares of non-voting preferred stock held by Cousins LP.

For the foregoing reasons, we respectfully advise the Staff that we do not believe this step of the Separation and UPREIT Reorganization impacts or implicates the first condition of question 4 of SLB 4.

Mr. Tom Kluck

Division of Corporation Finance

July 22, 2016

Unaudited Pro Forma Condensed Combined Financial Statements—New Parkway

3.	Please revise your disclosure to include the Parkway, Inc. unaudited pro forma combined financial statements that are included in the Form 10.

Response: In response to the Staff’s comment, the disclosure on pages 237-248 of Amendment No. 2 has been revised to include the pro forma financial statements of New Parkway that are included in the Form 10.

Notes to Unaudited Pro Forma Combined Financial Statements

D. Mortgage notes payable, net

4.	We note from your response to Comment 23 that the debt on City West Place I and II was paid off via a deemed capital contribution by Parkway LP, the operating partnership of Parkway, to Parkway Houston. Please revise the pro forma financial information to clarify the source of this debt payoff as well as what adjustment, if any, has been made to equity to reflect such deemed capital contribution.

Response: In response to the Staff’s comment, the disclosure in Note D of New Parkway’s unaudited pro forma combined financial statements on page 243 of Amendment No. 2 has been revised.

In response to the Staff’s comment, we respectfully direct the Staff’s attention to footnote B to the pro forma financial statements on pages 226-227 of Amendment No. 2, where we disclose cash as the source of repayment of these loans. Please note that the source of repayment for these loans in the pro forma financial statements of New Parkway is appropriately different because the repayment was made by Parkway L.P., which is included in the consolidated pro forma financial statements of Cousins Properties Incorporated but is not consolidated in the pro forma financial statements of New Parkway. As such, the repayment by Parkway L.P. is reflected as a capital contribution to New Parkway.

e. Interest expense

5.	We note your response to Comment 28. Please clarify for us – and in your filing – why you use a spread of 2.5%, when the spread could range up to 3.5%.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the unaudited pro forma consolidated statement of operations for the three months ended March 31, 2016 and the year ended December 31, 2015 for Cousins on pages 218 to 222 in Amendment No. 2, and the unaudited combined statement of operations for the three months ended March 31, 2016 and the year ended December 31, 2015 for New Parkway on pages 240 to 241 in Amendment No. 2 have been revised to reflect a margin of 3.0%, based on management’s expectation of the ratio of total indebtedness to total asset value

Mr. Tom Kluck

Division of Corporation Finance

July 22, 2016

after the Spin-Off. In addition, footnote d on pages 231-232 in Amendment No. 2, footnote m on page 235 in Amendment No.2 and footnote e on page 247-248 in Amendment No. 2 have been revised in response to the Staff’s comment.

The Separation, the UPREIT Reorganization and the Spin-Off

6.	We note your disclosure that the Separation and Distribution Agreement sets forth, among other things, your agreements with Cousins regarding the principal transactions necessary to separate you from Cousins. We further note your disclosure on page 64 of the Form 10 that you and Cousins will incur costs in connection with the transition. Please revise your disclosure in this section to more fully discuss and quantify the anticipated costs in connection with the separation, the UPREIT reorganization and the distribution, including those fees associated with the Transition Services Agreement. Please also describe how these costs will be allocated.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the boards of directors of each of Cousins and Parkway considered the costs of the Merger, the Separation, the UPREIT Reorganization and the Spin-Off collectively. In response to the Staff’s comment, we have revised the disclosure on pages 99 and 102 of Amendment No. 2 to disclose the amounts considered by each of the boards of directors of Cousins and Parkway. We expect the costs that Cousins, Parkway and New Parkway will incur under the Transition Services Agreement will be immaterial.

Comments from the Staff’s letter, dated July 15, 2016:

Summary

Competitive Strengths

7.	We note you disclosed Parkway’s net debt to EBTIDA multiple. Please revise to include the amount of your net debt, and any applicable Item 10(e) disclosures. Within your response, please tell us how you calculated the net debt to EBITDA multiple.

Response: We respectfully advise the Staff that the references to Parkway’s net debt to EBITDA multiple will be deleted from Amendment No. 1 to the Form 10 (the “Form 10 Amendment”) and are not included in Amendment No. 2.

8.	We note you disclosed Parkway’s fixed charge coverage ratio. Please tell us how you complied with Item 601 of Regulation S-K, or tell us how you determined it was not necessary to include an exhibit with reasonable detail of the computation of this ratio.

Mr. Tom Kluck

Division of Corporation Finance

July 22, 2016

Response: We respectfully advise the Staff that the references to Parkway’s fixed charge coverage ratio will be deleted in the Form 10 Amendment and are not included in Amendment No. 2.

Top 20 Customers

10.	We note that footnote (1) to your table of Top 20 Customers on pages 3 and 116 states that “the actual customer may be an affiliate or subsidiary of the customer shown.” As you appear to have listed the industries in which your customers operate, please revise to clarify. Please also revise your disclosure to identify any customers that account for greater than ten percent of your rental revenue.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have deleted footnote (1) to the table of Top 20 Customers that appears on page 32 and 277 of Amendment No. 2 and have revised the table to identify customers that account for greater than ten percent of New Parkway’s rental revenue.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

30.	We note you have determined that Parkway Houston and Cousins Houston are both your predecessors. Please tell us how you determined it was appropriate to identify both Parkway Houston and Cousins Houston as your predecessors. Within your response, please reference the authoritative literature management relied upon.

Response: We respectfully advise the Staff that, in considering the determination of New Parkway’s predecessor, we considered the limited authoritative guidance in Rule 405 of Regulation C, and the Staff’s interpretive guidance in Financial Reporting Manual 1170.1, which contemplates the predecessor being a “group of entities,” and the content from a speech by the Staff at the 2015 AICPA National Conference. In that speech, the Staff highlighted a number of factors for registrants to consider in determining the predecessor, including (but not limited to) (1) the order in which the entities are acquired, (2) the size of the entities, (3) the fair value of the entities, and (4) the ongoing management structure.

In considering these principles of predecessor determination in light of our specific facts and circumstances, the management of Parkway, working with the management of Cousins, concluded that New Parkway has two predecessor entities. Given that the post-transaction reporting will be that of the accounting acquirer, we believe it is meaningful to investors and appropriate for Cousins Houston to be determined to be a predecessor, which is consistent with the background discussion in the letter from New Parkway to Mr. Mark Kronforst of the Staff, dated June 10, 2016. Since Cousins is the accounting acquirer in the Merger, and Cousins Houston is larger than Parkway Houston (as measured by total assets as of March 31, 2016), it is reasonable to conclude that Cousins Houston is a predecessor to New Parkway. The management of Parkway, working with the management of Cousins, has also concluded that Parkway Houston should also be

Mr. Tom Kluck

Division of Corporation Finance

July 22, 2016

considered as a predecessor to New Parkway, because Parkway’s current management, systems, processes and policies will be those of New Parkway. Thus, we respectfully advise the Staff that in our view investors will benefit from understanding the historical operations of Parkway.

Additionally, we respectfully advise the Staff that management of Parkway and Cousins believe that providing historical financial statements of both predecessor entities is most beneficial to investors due to the significance of both predecessors to New Parkway, because both predecessors represent a major portion of New Parkway’s assets. As an additional consideration, if Cousins Houston or Parkway Houston had been identified as the sole predecessor, the historical financial statements for the entity not identified as the predecessor (either Cousins Houston or Parkway Houston) would have to have been included in the Form 10 as an acquired entity under Regulation S-X Rule 3-14 or Rule 3-05, considering the guidance in Financial Reporting Manual 2305 and related interpretations, which would have yielded less disclosure for investors.

Accordingly, we respectfully advise the Staff that, after considering the fact that both Cousins and Parkway will contribute significant assets to New Parkway, together with a desire to provide the most fulsome possible disclosure to investors, management of Parkway, working with the management of Cousins, has concluded that each of Parkway Houston and Cousins Houston are predecessors to New Parkway.

Parkway Houston

31.	Please revise to include a more detailed discussion of Parkway Houston and Cousins Houston’s leasing activity during the periods presented, including the amount of new leases and renewed leases executed, and the amount of leases that were not renewed. Please also revise to provide a more detailed discussion of Parkway Houston’s leasing costs, including tenant improvement costs and leasing commissions, as applicable.

Response: In response to the Staff’s comment, the disclosure on pages 262-265 and 273 of Amendment No. 2 has been revised.

Revenue Recognition

32.	Disclosure under this heading references unconsolidated joint ventures. Please clarify whether there are any such joint ventures and, if so, where such investments are reflected in the financial statements.

Response: In response to the Staff’s comment, the disclosure on pages 254 of Amendment No. 2 has been revised.

Liquidity and Capital Resources

Mr. Tom Kluck

Division of Corporation Finance

July 22, 2016

Contractual Obligations

33.	We note that in the table under this heading, amounts due in 2016 have been adjusted for the payment on April 6, 2016. Since this table is as of March 31, 2016, all amounts outstanding as of that date should be reflected. Please revise your table accordingly. Additionally, if you think that it is material information, you may also include a pro forma contractual obligation table that is consistent with the information presented in your unaudited pro forma combined financial statements.

Response: In response to the Staff’s comment, the Contractual Obligations tables on page 262 of Amendment No. 2 have been revised to reflect all amounts outstanding as of March 31, 2016, and footnote 2 has been revised to note that Parkway paid the $114.0 mortgage debt secured by CityWestPlace I &II on April 6, 2016.

Business and Properties

34.	We note your disclosure on page 114 that your customer base generally consists of high-quality and creditworthy customers. Please revise to disclose how you will monitor tenant credit quality.

Response: In response to the Staff’s comment, the disclosure on pages 275 of Amendment No. 2 has been revised.

Parkway Houston

Note 3 – Summary of Significant Accounting Policies

Revenue Recognition, page F-15

39.	We note your disclosure on page 10 that some of your customers can terminate their leases early. Please tell us and revise your filing to clarify how you considered the termination clauses in your determination of the lease term, your calculation of straight-line rental revenue, and the amounts in your schedule by year of future minimum rental receipts. This comment also applies to the financial statements of Cousins Houston.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the entire noncancelable lease term is used in the calculation of the straight-line rent for Parkway leases with early termination options. In making this determination, we considered the Financial Accounting Standards Board’s ASC 840—Leases, which provides guidance for determining whether an early termination clause could cause the noncancelable lease term for straight-line rent purposes to be shorter than the actual term of the lease. ASC 840 states that a lease that is cancelable (a) upon the occurrence of some remote contingency, (b) only with the permission of the lessor, (c) only if the lessee enters into a new lease with the same lessor, or (d) if the lessee incurs a penalty in such

Mr. Tom Kluck

Division of Corporation Finance

July 22, 2016

amount that continuation of the lease appears, at inception, reasonably assured shall be considered “noncancelable.” Based on management’s evaluation of the lease agreements where early termination clauses exist, the guidance in criteria d. has been met, because such leases impose substantial penalties for early lease termination. As a result, the entire lease term is used in the calculation of the pro forma adjustment to record straight-line rent. In response to the Staff’s comment, the disclosure on page F-12 in Parkway Houston’s financial statement and on page F-40 in Cousins Houston’s financial statements of Amendment No. 2 has been revised.

Schedule III – Real Estate and Accumulated Depreciation for Cousins Houston, page F-52

40.	Please tell us how you complied with Rule 12-28 of Regulation S-X, or tell us how you determined it was not necessary to disclose the aggregate cost for Federal income tax purposes.

Response: In response to the Staff’s comment, the disclosure on pages F-46 of Amendment No. 2 has been revised.

*        *        *         *        *        *

Mr. Tom Kluck

Division of Corporation Finance

July 22, 2016

We hope the foregoing has been responsive to the Staff’s comments. Please direct any questions concerning the Registration Statement to the undersigned or Marshall P. Shaffer of Wachtell, Lipton, Rosen & Katz, counsel to Cousins, at (212) 403-1000 (telephone), or Bruce Gilchrist or Matt Thomson of Hogan Lovells US LLP, counsel to Parkway, at (202) 637-5686 and (202) 637-6947 (telephone), respectively.

We thank the Staff in advance for its assistance.

Very truly yours,

/s/ David E. Shapiro

David E. Shapiro

Mr. Tom Kluck

Division of Corporation Finance

July 22, 2016

Cousins Properties Incorporated

191 Peachtree Street NE, Suite 500

Atlanta, Georgia 30303

Attention:	Pamela F. Roper
Facsimile:	(404) 407-1641
Email:	pamroper@cousinsproperties.com

Parkway Properties, Inc.

Bank of America Center

390 North Orange Avenue, Suite 2400

Orlando, Florida 32801

Attention:	Jeremy Dorsett
Facsimile:	(407) 650-0593
Email:	jdorsett@pky.com

Hogan Lovells US LLP

555 Thirteenth Street, NW

Washington, DC 20004

Attention:	David Bonser Bruce Gilchrist
Facsimile:	(202) 637-5910
Email:	David.Bonser@hoganlovells.com Bruce.Gilchrist@hoganlovells.com